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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                               (AMENDMENT NO. 13)
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                                PENNZOIL COMPANY
                           (Name of Subject Company)

                                PENNZOIL COMPANY
                      (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.83 1/3 PER SHARE
           (including the associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                  709903 10 8
                     (CUSIP Number of Class of Securities)

                                LINDA F. CONDIT
                              CORPORATE SECRETARY
                                PENNZOIL COMPANY
                         PENNZOIL PLACE, P.O. BOX 2967
                           HOUSTON, TEXAS 77252-2967
                                 (713) 546-8910
            (Name, address and telephone number of person authorized
     to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies To:

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
          Moulton Goodrum, Jr.                     Charles F. Richards, Jr.
          Baker & Botts, L.L.P.                    Richards, Layton & Finger
             One Shell Plaza                           One Rodney Square
        Houston, Texas 77002-4995                        P.O. Box 551
             (713) 229-1234                     Wilmington, Delaware 19899-0551
                                                        (302) 658-6541
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     This Amendment No. 13 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, as amended, originally filed on July 1, 1997 by Pennzoil Company, a Delaware corporation (the "Company"), relating to a tender offer commenced by Resources Newco, Inc., a wholly owned subsidiary of Union Pacific Resources Group Inc., on June 23, 1997.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-9.

     The items of the Schedule 14D-9 set forth below are hereby amended by adding the following:

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

ORDERS ON MOTIONS TO COMPEL PRODUCTION OF  DOCUMENTS

     UPR. On August 28, 1997, the United States Magistrate Judge in Fort Worth, Texas, in the proceedings before the United States District Court for the Northern District of Texas in the matter Union Pacific Resources Group, Inc., et al. v. Pennzoil Company, issued an Order (filed as Exhibit 50 hereto) that, among other things:

         (i) denied UPR's claim for protection from discovery of UPR documents by reason of the business strategy privilege, and directed UPR to produce all responsive documents that it previously asserted were protected by that privilege;

        (ii) required UPR to furnish documents for which it is claiming attorney-client privilege to the court for in camera inspection;

       (iii) granted Pennzoil's motion to compel production of documents by UPR concerning any business or financial analysis of valuation of Pennzoil or any of its assets;

        (iv) granted Pennzoil's motion to compel production of documents concerning UPR's proposed, contemplated or possible business plans and strategies in the event UPR obtains control of Pennzoil;

         (v) granted Pennzoil's motion to compel production of documents by UPR concerning the proposed, contemplated or possible accounting treatment of the UPR Proposal;

        (vi) granted Pennzoil's motion to compel production of UPR board and committee meeting minutes and notes relating to the UPR Proposal; and

       (vii) granted Pennzoil's motion to compel production of documents by UPR relating to the raising or borrowing of funds to complete the Offer.

The Order requires UPR to produce the documents by 4:00 p.m. on September 8, 1997.

     UPC. On August 29, 1997, the United States District Court for the District of Delaware issued its Order (filed as Exhibit 51 hereto) granting Pennzoil's motion to compel production of documents from Union Pacific Corporation ("UPC"), the former parent company of UPR. Pennzoil's motion to compel concerns documents of UPC that relate to ruling requests to the Internal Revenue Service ("IRS") as to the tax-free nature of the spin-off of UPR from UPC. Pennzoil has alleged that UPR has failed to disclose in its Schedule 14D-1 the uncertainty as to whether disclosures made to the IRS relating to pre-spin-off discussions between Pennzoil and UPR were complete and accurate. This uncertainty raises the possibility that UPR could be liable to UPC for an indemnity as a result of actions by UPR affecting the validity of the 1996 IRS ruling on the tax free nature of the spin-off. The Order requires UPC to produce such documents by 5:00 p.m. on Wednesday, September 3, 1997.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

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
        EXHIBIT
          NO.                            DESCRIPTION
        -------                          -----------

          50 Order on Pennzoil Company's Second Motion to Compel Production of Documents issued by the United Stated Magistrate Judge in proceedings before the United States District Court for the Northern District of Texas dated August 28, 1997.

          51 Order on Pennzoil Company's Second Motion to Compel Production of Documents from Union Pacific Corporation issued by the United States District Court for the District of Delaware dated August 29, 1997.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PENNZOIL COMPANY

Dated: September 2, 1997                  By:     /s/  James L. Pate
                                                      James L. Pate
                                             Chairman of the Board, President
                                               and Chief Executive Officer

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                                 EXHIBIT INDEX

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
EXHIBIT
  NO.                               DESCRIPTION
-------                             -----------
          50 Order on Pennzoil Company's Second Motion to Compel Production of Documents issued by the United Stated Magistrate Judge in proceedings before the United States District Court for the Northern District of Texas dated August 28, 1997.

          51 Order on Pennzoil Company's Second Motion to Compel Production of Documents from Union Pacific Corporation issued by the United States District Court for the District of Delaware dated August 29, 1997.
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